ALLIED GOLD MINING PLC

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

24 August 2011

Allied Gold Mining PLC
("Allied Gold" or "the Company")

Proposed PNG legislation not expected to impact Allied Gold

Allied Gold notes recent press speculation on possible future changes to Papua New Guinea's (PNG) resources and minerals legislation.

Allied Gold has been advised by the PNG Chamber of Mines that any potential changes to PNG's resources and minerals legislation would be in respect of new rather than existing projects. Allied Gold also believes its position with regard to licences and tenure is no different to other major gold and resource companies in PNG including Newcrest, Xstrata, Oil Search or Chevron.

The Company remains committed to the ongoing development of the Simberi gold project. The rights of landowners in PNG have always been well respected by Allied Gold's Simberi operation and are recognised through the distribution of Royalty payments.

With regard to gold production at Simberi, output remains on track (despite unseasonably wet conditions) and the Company expects to meet its guidance of 16,000 to 18,000 ounces for the current quarter.

At the Company's newly commissioned Gold Ridge mine in the Solomon Islands ramp up is continuing. So far this quarter since 1 July, Gold Ridge has produced in excess of 11,000 ounces and the Company expects to meet its guidance of 15,000 to 20,000 ounces for the September quarter.

For further information:

Allied Gold Mining PLC **(Investors and Media)**	+61 418 853 922 Simon Jemison
RBC Capital Markets **(Joint Corporate Broker)**	+44 (0)20 7653 4000 Stephen Foss / Matthew Coakes / Daniel Conti
Oriel Securities Limited **(Joint Corporate Broker)**	+44 (0)20 7710 7600 Jonathan Walker / Michael Shaw
Buchanan **(Financial PR Advisor)**	+44 (0)20 7466 5000 Bobby Morse / James Strong